ORGANIGRAM

ORGANIGRAM ENTERS INTO LETTER OF INTENT WITH FARM CREDIT CANADA FOR $10 MILLION

Company also Announces $5.3 Million in Exercised Warrants to be Allocated to Strategic Expansion Plans

MONCTON, NEW BRUNSWICK- /CNW/Dec. 18, 2017 - Organigram Holdings Inc. (TSX VENTURE:OGI)(OTCQX:OGRMF) (the "Company" or "Organigram"), a leading producer of medical marijuana, is pleased to announce that it has entered into a Letter of Intent ("LOI") with Farm Credit Canada ("FCC") for a loan in the amount of $10 million. The consummation of the loan is subject to customary closing conditions, including any required regulatory consent.

Organigram's CEO, Greg Engel was adamant about the support the Company has seen from FCC, noting this is the third loan received by the Company in the past three years. "We have had a long and supportive relationship with FCC and are grateful for their ongoing support. This loan represents another step to enable the Company to proceed with its previously announced expansion plan and in conjunction with our recent $57 million bought deal financing, capitalizes Organigram for future growth. This increase in debt financing moves the Company to a more optimized capital structure with lower cost of capital."

Additionally, the Company announces proceeds in the current fiscal year to date (which began on September 1, 2017) of $5,345,124 from the exercise of 4,111,634 warrants.

Securing these funds represents another milestone, permitting the Company to accelerate its expansion plans at its Moncton campus towards 65,000 kg per year of indoor grown product when fully built out.

For more information, visit www.organigram.ca

ORGANIGRAM

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations ("ACMPR").

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Organigram Holdings Inc.
Greg Engel
Chief Executive Officer
gengel@organigram.ca
(416) 435-8091

Organigram Holdings Inc.
Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232-0121